Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

July 26, 2011

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Amended July 13, 2011
File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated July 21, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Mr. Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 5 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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A limited liability partnership including professional corporations

Russell Mancuso July 26, 2011 Page 2

Shareholder Redemption Rights, page 5

1.	Regarding your response to prior comment 3:

•
Your disclosure on page 6 that you must seek that shareholders convert to Series C “depending on the amount of money our target requires us to retain” appears to conflict with your disclosure on page 83 that you will not be able to consummate the acquisition if you do not obtain sufficient conversions to maintain the 83.3% threshold. It appears that (1) if you do not intend to be subject to Rule 419, you must seek and obtain conversions to Series C at least to the extent necessary to maintain the 83.3% threshold regardless of the amount of money the target requires you to retain, and (2) then you might obtain additional conversions in addition to those necessary to maintain the 83.3% threshold depending on the amount of money our target requires you to retain. Please revise or advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment to clarify that, regardless of the requirements of the target business, the Company would be required to maintain the 83.3% threshold, have been made on pages 6, 35, 65, 82, 87, and 122 of the Amended S-1.

•
If it is true that (1) you must seek Series A shareholders to convert to Series C shares in connection with an acquisition transaction involving a post-acquisition tender or trust liquidation and then (2) all remaining Series A shares become Series B shares, it is unclear under what circumstances the Series A shares would be callable. Please advise or revise.

COMPANY RESPONSE: Although the Series A Shares are not callable by their terms, the Company believes it is appropriate to refer to the Series A Shares as callable because they are automatically convertible into Series B Shares, which are callable as described in the Registration Statement.  Except for being callable upon their automatic conversion to Series B Shares, the Series A Shares are not callable.  A clarification on this point has been made on pages 4, 51 and 121 of the Amended S-1.

Trading Commencement and Separation, page 10

2.
We note your response to prior comment 4. If there are no restrictions on your ability to cancel the units after the acquisition and the trust account is liquidated, please add an appropriate risk factor regarding your ability to cancel the units at a time when (1) investors might wish to continue to hold the units rather than the underlying securities or (2) the cancellation might be disadvantageous to investors for tax or other reasons. In this regard, we note your disclosure on page 131 indicating uncertainty regarding the tax consequences of holding the units; therefore, it appears that the tax consequences of your election to cancel the units would also create uncertainty for investors.

Russell Mancuso July 26, 2011 Page 3

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 48 of the Amended S-1.  The Company is not aware of any risk or uncertainty resulting from the involuntary separation of the units other than: (i) the risk that unit holders may be forced to separate their units at a time they do not wish to hold the underlying securities separately; and (ii) the uncertainty relating to the allocation of tax basis of the underlying securities.

Permitted Purchases of Units, page 16

3.
Please clarify what you mean when you state that “purchases under the 10b5-1 plan will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) under the Exchange Act (although the purchases will not actually be effectuated under Rule 10b-18).” It is unclear (1) how purchases will comply with the requirements of the rule but not be “effectuated under” the rule, and (2) what material information you are intending to convey to investors by your statement.

COMPANY RESPONSE: The Company has determined to remove the language relating to 10b-18 from the Registration Statement.  Such change was effected on pages 16, 55, 69, 79 and 122.  As specified in the preliminary note to Rule 10b-18, Rule 10b-18 is a safe harbor and compliance with it is voluntary.  However, in light of the removal of this language, below is an analysis of why the tender offer rules would not be applicable to a repurchase program of the type specified by the Company.

The term “tender offer” is neither defined by statute nor SEC regulation.  The presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983).  The eight factors set forth in Wellman are: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

Below is an analysis of the eight factor test as applied to the facts of this case.

1.
Active and widespread solicitation of public stockholders for the shares of an issuer.  The Company will not be soliciting its public stockholders to sell their securities back to the Company.  The Company has disclosed the existence of the repurchase plan (as is appropriate under applicable law), but will not be soliciting stockholders.  Instead, all the Company, through the 10b5-1 plan, will be purchasing securities stockholders have offered for sale in the public markets.

Russell Mancuso July 26, 2011 Page 4

2.
Solicitation made for a substantial percentage of the issuer’s stock.  Although up to 35% of the Company’s common stock may be repurchased, as discussed above, the Company will not be soliciting its stockholders to sell their shares.  From the Company’s perspective, it is, in fact, preferable if stockholders do not sell their stock back to the Company so that a greater amount of money remains in trust for potential use in an acquisition.

3.
Offer to purchase made at a premium over the prevailing market price.  The price for the repurchases would be $9.70 per share, which the Company does not anticipate being a premium over prevailing market prices since it is well below the cash value of the common stock (at least $10.01 per share will be held in trust).

4.
Terms of the offer are firm rather than negotiable.  The terms of the repurchase of the common stock are firm (i.e., the price is $9.70 per share), and, therefore, this factor tends to make the transaction seem more like a tender offer.

5.
Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Repurchases are not contingent on the tender of a fixed number of shares; the Company would repurchase any number of shares if offered at $9.70 per share or less.

6.
Offer open only a limited period of time.  The plan will be in operation from 61 days after the completion of the initial public offering until the announcement of an acquisition transaction.  Although it is impossible to determine how long it will be before the Company announces an acquisition transaction, it will most likely be a significant amount of time.

7.
Offeree subjected to pressure to sell its stock.  Stockholders will not be under any pressure to sell stock since (i) the Company will not be soliciting repurchases, and (ii) no premium will be at stake pressuring stockholders to sell their shares (in fact, the purchase price per share would be significantly less than the cash value per share, $9.70 and $10.01, respectively).

8.
Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. Although the Company is announcing a repurchase program (as is appropriate under applicable law), it has no intention to rapidly accumulate its securities, and, as discussed above, would, in fact, prefer to not repurchase its common stock.

Based on the foregoing discussion, which demonstrates that only one of the eight factors set forth in Wellman indicates that there might be a tender offer, the Company does not believe that the tender offer rules are applicable to the proposed redemption program.

Russell Mancuso July 26, 2011 Page 5

Use of Proceeds, page 54

4.
Please ensure that your disclosure throughout your document is current. For example, from your disclosure on page 62, it appears that your related-party loan disclosure here and on page 116 is not current. Also the bullet points on page 71 have not been updated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 70 and 115 and throughout the document to provide current disclosure in accordance with the Staff’s comment.

Permitted purchases of units or the underlying callable Series A Shares, page 79

5.
Given that it appears that you intend to establish a program that requires you to repurchase your securities at the disclosed price without discretion, please disclose clearly the purpose of this repurchase program; also, summarize this purpose in your prospectus summary. Your current disclosure appears to indicate that the purpose of the program is to make it easier for you to complete your initial acquisition; it is unclear why you do not reduce the offering size and redemption threshold to the level that you desire before your registration statement becomes effective.

COMPANY RESPONSE: Although a potential effect of the repurchase program is to make it easier for the Company to complete an acquisition, that is not the purpose of the repurchase program.  Instead, the purpose of the program is to repurchase shares in the open market at a price below the pro rata share of the trust account, thereby increasing the pro rata share of the trust account for shareholders who continue to hold their callable Series A Shares or units.  For example, as indicated in the table on page 79 of the Amended S-1, the pro rata share of the trust account could increase up to $0.19 per share from an initial pro rata share of the trust account of $10.05 to $10.24 per share if the maximum number of shares are repurchased at a price of $9.70 per share.  Changes in response to the Staff’s comment have been made on page 79 of the Amended S-1.

Also, with a view toward clarified disclosure and demonstrating whether you must comply with Rule 419, please tell us:

•	how the table in this section reflects commissions and other expenses in connection with the repurchases;

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 79 of the amended S-1 to indicate that all commissions and expenses associated with these repurchases will be paid out of the Company’s working capital outside of trust.

•	how the last row in the table reflects the deferred discount that you must pay the underwriters of this offering; and

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 79 of the amended S-1 to add two rows to the table, one indicating the amount of deferred underwriting discount payable to the underwriters, and the net remaining trust funds after deduction of the deferred underwriting discount.

Russell Mancuso July 26, 2011 Page 6

•
how the table reflects your disclosure on page 34 that the redemption threshold is reduced in direct proportion to the percentage of securities purchases; for example, we note that the redemption threshold reflected in the 35% column represents more than a 35% reduction of the 83.3% redemption threshold.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 20, 26, 33, 34, 59, 66 and 85 of the amended S-1 to clarify that the redemption threshold will be reduced so that the amount of funds in the trust account, assuming full redemptions but before deducting deferred underwriting discounts, will remain constant.

The Company further notes that Rule 419 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provides that its provisions apply to every registration statement filed under the Securities Act by a blank check company.  For purposes of Rule 419, a blank check company is a company that (i) has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, and (ii) is a penny stock, as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended.  Rule 3a51-1(g) defines a penny stock as a stock whose issuer has (i) net tangible assets of less than $2,000,000 if it has been in operation for at least three years and less than $5,000,000 if it has been in operation for less than three years, or (ii) average revenue of at least $6,000,000 for the last three years.

The Company does not believe that its stock would be a penny stock as defined in Rule 3a51-1(g) immediately after the consummation of its initial public offering since its net assets would be greater than $5,000,000.  The Company calculates its net tangible assets after the initial public offering as follows:

Cash held in trust	30,150,000

Cash held outside of trust	397,357

Total assets	30,547,357

Value of shares which may be redeemed for cash	24,615,150

Liabilities	700,000

Total liabilities	25,315,150

Total Assets minus total liabilities	5,232,207

Russell Mancuso July 26, 2011 Page 7

Since the Company’s stock would not be considered a penny stock under Rule 3a51-1(g), it would not be considered a blank check company pursuant to Rule 419.  The Company does not believe there is a requirement under Rule 419 that a Company continue to not fall under its definition of a “blank check company” after the completion of an offering.  Section (a)(1) of Rule 419 specifies that applies to “every registration statement” filed under the Securities Act and Section (a)(2)(ii) specifies that the Company must be “is issuing penny stock”, both of which indicate that Rule 419 only applies to the offering in question.

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Russell Mancuso July 26, 2011 Page 8

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP